May 5, 2015	James Kardon Partner 212.478.7250 jkardon@hahnhessen.com

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Ohr Pharmaceutical, Inc. Form 10-K for the Fiscal Year Ended September 30, 2014 Filed December 22, 2014 File No. 001-35963

Greetings:

We are in receipt of the Staff’s letter of comment, dated April 22, 2015. On behalf of Ohr Pharmaceutical, Inc. (“Ohr” or the “Company”), we request an extension of Ohr’s time to respond to May 18, 2015.

Very truly yours,

/s/ James Kardon

James Kardon

cc:	Irach Taraporewala
Sam Backenroth